Exhibit 99.3

Benson Hill Merger with Star Peak Corp II

Investor Conference Call Transcript

May 10, 2021

Ruben Mella - Senior Director, Investor Relations, Benson Hill

Welcome to the Benson Hill and Star Peak Corp II investor conference call. I am Ruben Mella, Senior Director, Investor Relations at Benson Hill. On the call with me today are Matt Crisp, Chief Executive Officer, Jason Bull, Chief Technology Officer, and DeAnn Brunts, Chief Financial Officer and member of the Board of Directors of Benson Hill, along with Michael Morgan, Chairman, Eric Scheyer, Chief Executive Officer and Director, and Adam Daley, Director at Star Peak. A presentation is available on the investor relations page of the Benson Hill website.

Before we begin, I want to note that this call may contain forward looking statements, including Benson Hill’s expectations of future financial and business performance and conditions; the industry outlook; and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties and assumptions and they are not guarantees of performance.

With that, I’ll turn it over to Mike Morgan, Star Peak’s Chairman.

Mike Morgan – Chairman, Star Peak Corp II

Thank you, Ruben and thank you all for joining today. We are excited to introduce you to Benson Hill – a category-defining, sustainable food technology company driving the plant-based food revolution and the first company of its kind to go public. Benson Hill combines cutting-edge data science, plant science and food science to create new food possibilities and ingredients. They have an exciting near-term opportunity in plant-based proteins, and a long-term pipeline of other potential blockbusters. We have raised $225 million in a fully committed PIPE to go along with the $403 million of cash Star Peak has in trust. Our pre-money valuation of the company is approximately $1.3 billion. Most importantly, all existing Benson Hill shareholders are rolling 100% of their equity holdings into the deal. This includes industry giants like Louis Dreyfus and Bunge and a number of blue-chip venture capital firms. With that, I will let Eric Scheyer, CEO of Star Peak, talk more about our process.

Eric Scheyer – Chief Executive Officer, Star Peak Corp II

Thanks, Mike. Good morning.

We launched Star Peak Corp II with a clear mission to provide growth capital to a market leading company focused on climate change and sustainability.

We believe Benson Hill shares many characteristics with Stem, which was our Star Peak I merger partner. Benson Hill is category defining, has an industry-leading AI-driven technology platform, and is focused on markets with significant TAM and long-term tailwinds. Benson Hill is one of the few ways to holistically invest in the plant-based revolution, and it has numerous attractive ESG qualities.

Importantly, our team ran an extensive diligence process, spanning approximately 45 days. We retained experienced advisors and consultants including:

•	Context Network, a premier global and agribusiness consulting firm, which assigned more than 10 industry experts to conduct a full scope of diligence.

•	Crosslake, which conducted comprehensive software and technology diligence.

•	Two former ADM executives, including the former President of Global Proteins with ADM for 25 years, who assisted with a review of the plant-based meat alternatives market outlook, cost projections, and facility visits.

•	Kirkland & Ellis and Ramboll, who served as our legal and environmental advisors, respectively.

•	We also completed approximately 16 diligence calls solely with customers, partners and board members.

We believe Benson Hill is a market leader and are excited about its growth prospects. With that, let me turn it back to Mike to walk through our investment thesis.

Mike Morgan – Chairman, Star Peak Corp II

Thanks, Eric. Here’s the problem, as you can see on Slide 9. As the world’s population continues to grow, the current global food system is causing devastating impacts to the health of people and the planet. We spend more on diet-related illness than on food. Plant-based proteins offer a more sustainable choice that consumers are demanding. Success in this plant-based food revolution requires two things: a better seed at the start of the food system and an integrated approach to the market to realize the true value of that better seed.

To put it simply, Benson Hill is supplying the “picks and shovels” to the plant-based food revolution, enabling companies like Beyond Meat, Impossible Foods, Kellogg and Nestlé to develop the new plant-based food products consumers are demanding.

If you look at slide 11, we love this investment for 5 reasons:

1.          They are part of a huge and growing market.

2.          CropOS® is the company’s AI-driven proprietary food innovation engine that has the capability to dramatically increase speed to market and reduces development costs.

3.          This transaction loads up the company’s balance sheet with approximately $650 million of cash and no debt, assuming no redemptions, to go attack this market.

4.          The company has significant scale and is growing quickly.

5.          Benson Hill is a pure-play ESG opportunity, producing significant benefits to the environment via lower emissions and more efficient use of both land and water. It also offers big societal benefits by addressing human health, hunger and economic development.

With that, I will turn it over to Matt Crisp, CEO of the company.

Matt Crisp – Chief Executive Officer, Benson Hill

Thanks, Mike and Eric. Good morning to everyone listening today. Our fundamental belief at Benson Hill is that if we start with the seed, we can access the natural genetic diversity of plants. Through this, we are working to enhance flavor, increase protein content, and improve other qualities of the plant to ultimately make healthier, more sustainable, and less processed food and ingredients, which also require fewer food additives, all while making food more affordable. This represents a huge white space where plant genetic diversity can work for us by linking the farmer with the consumer, which right now is not happening in the food system.

With the help of the St. Louis-based Donald Danforth Plant Science Center, the largest independent non-profit plant science research center in the world, I co-founded Benson Hill in 2012 to accomplish this objective by bringing together computation and biology to create food and feed made better from the beginning and better for the planet. We are located in this Midwest city, in close proximity to the highest concentration of plant scientist PhDs anywhere in the world, as well as many of our supply chain of grower partners, grain processors, CPG companies, and retailers.

We have tremendous backing from great organizations, some of which Mike mentioned, to create a unique technology platform that merges data science, plant science and food science. We use artificial intelligence and machine learning to enable predictive crop breeding, and we leverage cutting edge tools like CRISPR to tap into the plant’s already-existing natural genetic diversity, operating at the speed of biology to reduce development costs and bring innovative products to market.

We’ve built an integrated go-to-market model that puts the consumer first. And, we foster a culture of purpose where talented people seek out Benson Hill as a place where they know they can make a difference for our society and for our planet.

We meet customers where they are by monetizing the actual food and ingredients we create, which is reflected in the revenue that we generate. We expect our revenue to continue to grow at a rapid clip as we bring more products to market over the next few years.

As a pure play ESG company, we are deeply committed to sustainability, not only in how we operate but in how we deliver plant-based innovations to the world. The integrated model I previously mentioned gives us transparency and traceability throughout the supply chain, enabling us to measure the environmental impact on farm, through processing, and to the end product. These are important capabilities our customers and consumers are demanding, and we are uniquely positioned to deliver.

So, why now? We are at a point in time where the food supply chain has the potential to evolve from a system focused on quantity and producing cheap calories to one prioritizing nutrition and better flavor in plant-based foods.

•	For example, over the last 30 years, the food production system saw a significant increase in soybean yield, but at the expense of protein content now equivalent to about $60 billion in retail value of plant-based meats.

Today, consumer demand and demographics are shifting in dramatic ways toward food products that are focused on sustainability and plant-based options.

And, over the past decade or so, collapsing cost curves have led to a convergence of opportunity, with enabling technologies such as gene sequencing, cloud computing and machine learning becoming more accessible and affordable than ever.

At Benson Hill, we’ve been leveraging this technology convergence to build our own platform and capabilities using massive data sets, which in turn lead to the development of intellectual property. The result is we can create differentiated feed and ingredient products that start with the seed without compromising quality for quantity.

The reason this hasn’t been done before is simply that the existing food system is siloed, with fundamental disconnects that prevent adaptation to rapidly changing consumer demands. The big seed companies focus on yield for the farmer, which is their customer, while grain processors and food makers are relegated to using the same commodity inputs to create plant-based food and ingredients. This segregation of the system leads to a profound disconnect between the consumer and the companies making the seeds and developing the genetics to create our food.

We are changing that by building a system that leverages existing parts of the supply chain in a more thoughtful way, curating feedback across the food chain and investing heavily in technology to align a pipeline of products with consumer preferences.

Slide 16 shows that what sets us apart is the combination of our technology and our business approach. We design the product with the consumer in mind, we contract with the farmer to grow the seed, then we purchase the harvest from the farmer, and preserve the product identity through processing, if any is required. Then finally, we sell food and ingredients to food and ingredient companies and retailers. Through these relationships and our control of the product through the system, we are able to generate vast amounts of market understandings and insights across the agri-food system, which we are then able to leverage with our proprietary CropOS® technology platform to inform and develop the next generation of products – from plant to plate, or better said, from plate to plant.

It all starts with CropOS®, short for Crop Operating System. It’s a cutting-edge food innovation engine that allows us to develop products faster and at a fraction of the cost. Let me turn it over to Jason Bull, our CTO, to talk about our innovative technology, which you can learn more about on Slides 18 through 22 in the investor presentation.

Jason Bull – Chief Technology Officer, Benson Hill

Thanks Matt and good morning everyone. I’ve spent 20 years in agricultural genetics and analytics, and what is truly differentiating about Benson Hill is the fact that CropOS® sits at the heart of everything we do.

CropOS® informs our 3-step process of design, build, and test.

•	In Design – we predict the right genes for the attributes we are targeting.

•	In Build – we create a crop prototype.

•	In Test – we validate prototypes in product development.

This cycle is an iterative process with CropOS®, gaining more data and intelligence through machine learning with every turn of this data fly wheel.

CropOS® combines data across multiple domains, which gives us world-leading data. For example, our breeding data is built on over 20 years of world-class soy high-protein and high-yield germplasm, which creates a totally unique set of outcomes, and outcomes are the fuel of our machine learning. Every year we double the size of this data library... and it is already massive.

Our data library coupled with our predictive capability allows us to simulate new products, creating a true competitive advantage. For example, we assess tens of millions of potential progenies from predicted breeding crosses, which allows us to find and explore novel and untapped genetic variability and answer “what if” questions in real time. I can tell you this simulation capability is beyond others I have seen in Ag.

We then move to the design simulation phase where data fusion and analytics are the inputs. Our scientists use the toolsets of Breed, Edit & Fuse day in and day out.

•	We use Breed to predict optimal candidates to advance in breeding;

•	We use Fuse to manage pipeline operations and capture data in context; and

•	We use Edit to predict genes within the natural genetic diversity of the plant to help us select characteristics that the consumer desires.

If you are not familiar with this technology it is a form of accelerated breeding using tools like CRISPR. This approach allows us to predict before we build and create a game plan or ‘blueprint’ as our output.

The blueprints from CropOS® are used to Build crop prototypes using two world-class capabilities, gene editing and our crop accelerator. For gene editing, we use our own proprietary portfolio of CRISPR gene editing chemistry, which we have optimized for use in crops like soy and yellow pea to restore natural genetic diversity. For the Crop Accelerator, we are constructing a $25 million, state-of-the-art, 47,000 square foot facility that will be fully operational at the end of this year. This facility incorporates the latest sensor technology, imaging technology, and precision in environmental controls with the goal of increasing the annual crop growth cycles by more than 2x.

Once a product is ready for commercial testing, it is deployed in our field network for evaluation. In 2020 we had:

•	Over 100 research sites; and

•	Over 260 production sites.

Our field trialing network is unheard of for companies of our size and begins to rival the major seed companies. Once we launch a commercial product, we maximize the return on our genetics by using Proprietary Placement Models to precisely predict where to contract acres to lift protein content and other desirable qualities. We then use Digital Ag Technology to collect on-farm data to further enhance these models, which feeds our data fly wheel. This is our digitization playbook in action, and it differentiates Benson Hill.

I am really excited about our rich pipeline of product candidates from CropOS®. Technology is at the heart of what we do at Benson Hill. I love that we start with the consumer in mind - that’s game changing.

I’ll turn it back to Matt who will introduce the first of our flagship products.

Matt Crisp – Chief Executive Officer, Benson Hill

Thanks, Jason. Next I’ll frame up a couple product case studies aimed at the plant-based alternative meat market, which is exploding in growth with an estimated 26% CAGR for the next several years. Forecasts show this category will increase by 10x to $140 billion by the end of the decade, but then still will only represent 10% of the total meat market.

•	Currently, plant-based meats primarily use soy protein concentrate, SPC, which is already in short supply. We estimate capacity for this ingredient will have to grow by 80x to meet the expected demand this decade, which is a magnificent amount of capital investment that will be required.

•	From an environmental perspective, the SPC production process is extremely water and energy intensive, and its primary purpose is just to concentrate protein in the soy flour to get it up to approximately 65 percent, which is a desired protein level for a base protein ingredient.

Our view is that by tapping into the natural genetic diversity of the plant, we can eliminate this processing step entirely. We have two crops in development that help meet demand in the burgeoning plant-based meat category.

If you refer to Slide 24, we used CropOS® and economic modeling to test and will soon deploy what we call UHP, short for Ultra High Protein, which we believe can eliminate the SPC processing step, and allow us to reduce processing costs by an estimated 50% or more compared to soy protein concentrate, in addition to delivering a significant positive sustainability impact.

To develop UHP soybeans, we evaluated nearly 1,000 data layers, across 20 years of climate data, and in over 1.4 million fields to identify the best environments for protein production. We achieved better than expected field test results in 2020 – call it a phase III trial in biotech – which is enabling us to accelerate the introduction of UHP for food in 2021. We will call this proprietary protein ingredient ProVail™.

Yellow pea is the fastest growing protein ingredient for the plant-based meat market. You may be familiar with it, as it’s the primary protein source for products by Beyond Meat. However, it is currently grown on less than 5 million acres in North America and historically has received little R&D investment or genomic innovation. We started a program around yellow pea years ago, anticipating the growth we see today. We made investments to acquire data, build out the supply chain, and sequence a high-quality reference genome, which is essentially a high-resolution genetic map that helps us improve this crop. We are using CropOS® to breed for higher protein levels and identify individual flavor genes and pathways. We expect to eventually develop seeds with high enough protein content to eliminate the need for processing required to make PPI, or pea protein isolate, which is costly as well as water- and energy-intensive.

Beyond the two food ingredients I just mentioned, we have a broad, diverse product pipeline that targets not only the plant-based protein ingredients market, but also currently the animal feed and vegetable oil markets. It’s a deep and wide pipeline that we expect to grow extensively in the coming years.

Our commercialization process follows a repeatable playbook of three steps we’ve validated in our testing with the relationships we are building across the supply chain.

•	In step 1, we enter a target market of interest, and sell products to processors, CPG companies or retailers. These products are not differentiated by Benson Hill genetics. We establish the relationships across the chain and invest in the data to inform CropOS®.

•	Step 2 is where the fun begins, as we move proprietary product into the channel, catalyzing demand while ensuring traceability and transparency for customers. We believe that our current ingredient product portfolio combined with this integration across the supply chain can allow us to realize 50 to 100 percent annual revenue growth of our proprietary soybean products.

•	Step 3 is the most asset light stage of the playbook, where we license our technology to maximize broad acre production. We recently signed an LOI with a major global player that we expect will allow us to move to this model for our proprietary soy portfolio, beginning in the next three to five years.

Today, we have two primary business segments – Fresh and Ingredients. The Fresh segment is in Step 1 of the playbook I just mentioned. We have an operating subsidiary, J&J Farms, where we sell fresh produce year-round to several major U.S. retailers and food service providers, and we are establishing our R&D operations to deliver proprietary improved fresh produce over the long-term. We are investing in this segment because we strongly believe in the emerging “food is health” movement, and that the produce aisle and the pharmacy aisle are on a convergence course. Consumers are understanding more than ever that we are what we eat, and this is an exciting long-term opportunity for us to further leverage the natural genetic diversity of plants.

The Ingredients segment includes soybeans and yellow pea and is primed for growth at a time when there is a mountain of demand.

We are in step 2 of the playbook I mentioned with our proprietary soy products. In yellow pea, we have an operating subsidiary, Dakota Ingredients, with an established channel. Over the medium-term we expect to layer on proprietary yellow pea products as we move from step 1 to step 2.

Slide 32 illustrates how much we accomplished over the last year. The acceleration of UHP commercialization is a major milestone. We’ve signed five MOUs and LOIs, including the one I mentioned earlier. Despite the macro challenges in 2020, we met or exceeded our budgeted revenue and EBITDA targets, which is a testament to the strength of our team. What we are executing currently with our 2021 plantings informs our expected 2022 revenues.

We are thrilled about this transaction with Star Peak, which will enable us to continue our rapid growth and commercial expansion by providing access to resources to drive scale. We plan to solidify our leadership in the supply chain, double down with CropOS® by expanding data acquisition, and deepen and widen our competitive moat with additional product opportunities and intellectual property. While our plan outlines organic growth, we view this transaction as a financing event that places us on a path to help advance the food system.

With that, I will turn it over to DeAnn Brunts, our CFO.

DeAnn Brunts – Chief Financial Officer, Benson Hill

Thanks, Matt and welcome to everyone on the call this morning.

Our integrated business model includes our Ingredients and Fresh segments. In these integrated businesses, we control the farmer to customer supply chain. The Fresh business is a stable, existing operating business generating about $60 million in annual revenues. Fresh vegetables are a large market and represent a longer-term opportunity for innovation using our technological capabilities. Revenues from future proprietary products in fresh vegetables are not included in the plan though product development is underway – specifically, we include the research expense in R&D.

In the Ingredients business, we are in step 2 with our proprietary soy products entering the commercialization phase and yellow pea is expected to follow in the next few years. Gross margins here are expected to be in the range of 30-40 percent through our planning period.

What further drives our financial forecast is the ability to deliver on the demand for plant-based protein through production partnerships. This accelerates revenue growth and can rapidly expand margins to the range of 50 percent due to the value creation our proprietary products can provide.

Finally, as customers broadly adopt our proprietary products, we expect to earn revenues through a simple royalty model. In this asset light model, revenue streams can achieve margins over 90 percent. This is the ultimate evolution for our proprietary products.

With our existing products in the commercialization phase, we expect rapid revenue growth led by our UHP soybean for food ingredient. We have already contracted for more than the model assumes of the proprietary ingredient acres being planted this year that will be harvested later this year and are expected to deliver 2022 ingredient revenues.

I’ll refer you to Slide 37 where we anticipate significant margin expansion as we satisfy growing demand. We have made a strategic decision to accelerate commercialization of UHP for human food into our 2021 crop plans and have contracted for those acres and are purposely investing to this end.

This intentional acceleration drives an anticipated decline in gross margins from 2021 to 2022 as we quickly complete the build-out of the integrated model for soybeans. We are paying third parties a higher cost on certain process steps to deliver this product to our human food-based customers.

The build-out reflects the capital investments in 2021 and 2022 through a partnership we have with Rose Acre’s soy processing facility in Indiana. We expect these investments in equipment and process improvements to drive a 75 percent decline in processing costs for UHP for food over the next few years, including:

•	A 30 percent cost reduction in the white flake process;

•	A 15 percent reduction in cost for white flake texturization necessary to deliver consumer use product; and

•	A 30 percent cost reduction from protein content improvements which result in less physical product necessary to achieve desired consumer product results.

Our overall goal of 48% blended gross margins in 2027 includes the development of the higher margin partnerships and royalties arrangements like the one mentioned earlier with a large ABCD Ag company.

We have several key performance indicators, the most important of which is the ingredient and partnership/royalty revenue as a percent of total revenues. This directly correlates with what we expect will be commercialization of products that end consumers demand.

Our total acres in the Integrated model increase to just under 500,000 in 2027 with partnership and royalty acres approaching 1.5 million, which is a small fraction of crop acres in the U.S. We believe our relatively small acreage goals are imminently achievable.

The financial plan relies on several conservative assumptions:

•	First, the model includes only products already developed and in the commercialization phase and thus we consider it conservative.

•	Second, pricing assumptions in the model are below existing products, which provides gross margin resiliency and potential pricing uplift opportunities.

•	Third we are leveraging our relationship with Rose Acres, our yellow pea processor, and our Fresh business to help build the Integrated model to launch our innovative products over time.

•	Finally, the Integrated model Ingredients and Partnership/Royalty revenues are expected to grow over 50% annually – these are the highest margin revenues.

We are excited about the opportunities at Benson Hill. While innovating in the food chain is a longer cycle business opportunity, we are focused on our consumer driven demand approach to deliver products that are made better from the beginning, better for the planet, and that deliver shareholder value to investors. I will now turn the call over to Adam Daley, Director of Star Peak, for a review of the peer set and valuation comparison.

Adam Daley – Director, Star Peak Corp II

Thanks, DeAnn.

From a transaction perspective, we have an attractive entry valuation you can view on Slide 40. The transaction reflects a pro forma enterprise value for the combined company of approximately $1.35 billion. As noted earlier, Benson Hill is expected to have an exceptional balance sheet with approximately $650 million of cash and no debt, assuming no redemptions. The transaction fully finances forecasted growth, and all of the Company’s current shareholders will roll 100% of their equity holdings. This reflects significant confidence in the future success of the business and provides strong alignment with shareholders.

From a public comparable perspective, we view the landscape in three primary peer groups – food technology, agricultural technology and biotech. Benson Hill is forecasted to deliver peer-leading growth on a multi-year basis. We believe this growth is highly visible and reflects the fact that Benson Hill is a market leader in some of the fastest growing end markets.

Importantly, the business is generating significant revenues today. The transaction is priced at 8.4x Enterprise Value to 2022 forecasted revenue, reflecting an attractive discount versus peers.

With that, I will pass it back to Mike for a few closing comments.

Mike Morgan – Chairman, Star Peak Corp II

Thanks, Adam.

I’ll close by restating our belief that Benson Hill is well-positioned to be a market leader in the plant-based food revolution, and Star Peak is thrilled to partner with the Benson Hill team. We believe Benson Hill’s unique business model and proprietary AI-driven technology have the potential to materially transform the sector by accelerating novel products’ paths to market and scale. Benson Hill has a significant and growing addressable market opportunity in front of it, and is well capitalized for growth, with an exceptional balance sheet and cash ready to deploy. Beyond that, its business model unlocks numerous environmental and societal benefits, offering a unique ESG investment opportunity tied to improving human health and driving decarbonization.

Thank you for joining us today. Have a great day.

Operator

That concludes today’s conference call. Thank you for joining. You may now disconnect.